CORRESPONDENCE

James L. Vandeberg
The Otto Law Group, PLLC
601 Union Street, Suite 4500
Seattle, WA 98101
206-262-9545 telephone
206-262-9513 fax

June 13, 2008

FILED VIA EDGAR

US Securities and Exchange Commission

RE: Northport Capital Inc.

Dear Sirs:

We are filing a Schedule 14A on behalf of Northport Capital Inc. Please contact me with any comments you may have on the Schedule 14A.

Thank you.

Sincerely,

The Otto Law Group, PLLC

/s/ James Vandeberg
James Vandeberg